SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE TO
                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------

                                  DYNEGY INC.
                       (Name of Subject Company (Issuer))

                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                       Icahn Partners Master Fund III LP
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                                Icahn Capital LP
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                             Icahn Enterprises L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   26817G300
                     (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                             Deputy General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
 (Name, Address and Telephone Number of PersonAuthorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                           CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable              Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


/X/     third-party tender offer subject to Rule 14d-1.
/ /     issuer tender offer subject to Rule 13e-4.
/ /     going-private transaction subject to Rule 13e-3.
/X/     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

On December 15, 2010, Icahn Enterprises L.P. and Dynegy Inc. (the "Issuer") issued a joint press release, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

On December 15, 2010, newly-formed subsidiaries (the "Merger Subs") of Icahn Enterprises Holdings L.P. entered into an Agreement and Plan of Merger with the Issuer (the "Merger Agreement") pursuant to which the Merger Subs agreed to commence an offer to purchase all of the outstanding shares of the Issuer and merge with the Issuer. Stockholders of the Issuer will receive $5.50 per share in cash. On December 15, 2010, affiliates of Icahn Enterprises L.P. entered into a Support Agreement with Dynegy Inc. pursuant to which such affiliates agreed to support the merger transactions by, among other things, not selling or otherwise disposing of their shares to any third party and voting their shares in favor of any competing Subsequent Transaction, as defined in the Merger Agreement, in which, among other things, the consideration paid to stockholders of the Issuer is in excess of $5.50 per share in cash. The Support Agreement is filed herewith as an Exhibit 2 and is incorporated herein by reference.


THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT ICAHN ENTERPRISES HOLDINGS L.P. AND CERTAIN OF ITS AFFILIATES (THE "ICAHN GROUP") WILL DISTRIBUTE TO HOLDERS OF COMMON STOCK AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC, HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.